Exhibit 99.2

Eshallgo Inc Announces Closing of Initial Public Offering

Shanghai, July 3, 2024 /PRNewswire/ -- Eshallgo Inc (“Eshallgo” or the "Company") (NasdaqCM: EHGO), one of the leading office solution providers in China, today announced the closing of its initial public offering (the "Offering") of 1,250,000 Class A ordinary shares at a public offering price of $4 per Class A ordinary share. The Class A ordinary shares began trading on Nasdaq Capital Market under the ticker symbol “EHGO” on July 2, 2024.

The Company received aggregate gross proceeds of $5 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters of the Offering an option, exercisable within 45 days from the date of the underwriting agreement, to purchase up to an additional 187,500 Class A ordinary shares at the public offering price, less underwriting discounts and commissions. The Offering was conducted on a firm commitment basis.

US Tiger Securities, Inc. and Kingswood Capital Partners, LLC acted as co-underwriters for the Offering. Ortoli Rosenstadt LLP served as U.S. counsel to the Company. VCL Law LLP served as U.S. counsel to the underwriters.

A registration statement on Form F-1 (File No. 333-271478), as amended, relating to the Offering was previously filed with the Securities and Exchange Commission (“SEC”) by the Company, and was declared effective by the SEC on July 1, 2024. The Offering is being made only by means of a prospectus, forming a part of the registration statement. A final prospectus relating to the Offering has been filed with the SEC and is available on the SEC's website at www.sec.gov. Electronic copies of the final prospectus related to the Offering may be obtained from US Tiger Securities, Inc., 437 Madison Avenue, 27th Floor, New York, New York 10022, or by telephone at +1 646-978-5188, or from Kingswood Capital Partners, LLC, 126 E 56th St, Suite 22S, or by telephone at +1 732-910-9692.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Eshallgo Inc

Eshallgo Inc is one of the leading office solution providers in China with a global vision. We specialize in two distinct market sectors: office supply sale and leasing, and after-sale maintenance & repair. We have created an extensive geographical presence, which expands throughout 20 provinces in China. Our mission is to become an office integrator and service provider, offer competitive overall office solutions and services, expand our service market beyond office equipment, and continue to create maximum value for customers. For more information, visit the Company's website at http://ir.eshallgo.com/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.

For more information, please contact:

Investor Relations:

Sherry Zheng

Weitian Group LLC

Phone: 718-213-7386

Email: shunyu.zheng@weitian-ir.com